SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Red Robin Gourmet
Burgers, Inc.

(Name of Issuer)

Common Stock, par value
$0.001 per share

(Title of Class of Securities)

75689M101

(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 206

Orlando, FL 32819

(407) 909-8015

With a copy to:

Russell L. Leaf
Michael E. Brandt
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 31, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75689M101	13D	Page 2 of 9

(1)	NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,500,000 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,500,000 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
(14)	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 75689M101	13D	Page 3 of 9

(1)	NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,500,000 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,500,000 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
(14)	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 75689M101	13D	Page 4 of 9

(1)	NAMES OF REPORTING PERSONS Brian R. Kahn
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,500,000 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,500,000 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
(14)	TYPE OF REPORTING PERSON (see instructions) IN

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on May 9, 2019 by the Reporting Persons relating to the Common Stock of the Issuer (the “Initial Statement”). Information reported in the Initial Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Initial Statement. All references in the Initial Statement and this Amendment to the “Statement” will be deemed to refer to the Initial Statement as amended and supplemented by this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is amended and restated to read as follows:

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. The aggregate purchase price of the 1,500,000 shares of Common Stock acquired was approximately $45,923,494.29 (including brokerage commissions and transaction costs).

Item 5.	Interest in Securities of the Issuer

The first three sentences of Item 5(a) and Item 5(b) of the Initial Statement are amended and restated to read as follows:

(a)       The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated by reference. As of 4:00 p.m., Eastern time, on June 3, 2019, the Reporting Persons beneficially owned 1,500,000 shares of Common Stock, representing approximately 11.6% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 12,966,146 shares of Common Stock outstanding as of May 28, 2019, as reported in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities Exchange Commission on May 30, 2019.

(c)       Except as set forth in Schedule A and since the date of the filing of the initial Statement, none of the Reporting Persons has effected any transactions in the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2019

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Brian R. Kahn

Schedule A

Transactions by the Reporting Persons

The following table sets forth all transactions with respect to the Common Stock effected since May 9, 2019, the date of the filing of the initial Statement by or on behalf of the Reporting Persons in respect of the Common Stock of the Issuer, inclusive of any transactions effected through 4:00 p.m., Eastern time, on June 3, 2019. Unless otherwise indicated, all such transactions were effected in the open market.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Number of Securities	Price Per Share
Vintage Capital Management, LLC	05/28/2019	Purchase of Common Stock	40,735	$29.8871[1]
Vintage Capital Management, LLC	05/29/2019	Purchase of Common Stock	22,830	$29.9331[2]
Vintage Capital Management, LLC	05/29/2019	Purchase of Common Stock	1,435	$30.7084[3]
Vintage Capital Management, LLC	05/31/2019	Purchase of Common Stock	156,120	$25.7805[4]
Vintage Capital Management, LLC	05/31/2019	Purchase of Common Stock	150,488	$26.6829[5]
Vintage Capital Management, LLC	05/31/2019	Purchase of Common Stock	20,392	$27.3816[6]

1 This transaction was executed in multiple trades at prices ranging from $29.69 to $30.00. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertakes to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transaction was effected.

2 This transaction was executed in multiple trades at prices ranging from $29.63  to $30.58. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertakes to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transaction was effected.

3 This transaction was executed in multiple trades at prices ranging from $30.65  to $30.73. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertakes to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transaction was effected.

4 This transaction was executed in multiple trades at prices ranging from $25.25  to $26.21. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertakes to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transaction was effected.

5 This transaction was executed in multiple trades at prices ranging from $26.25  to $27.24. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertakes to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transaction was effected.

6 This transaction was executed in multiple trades at prices ranging from $27.25  to $27.74. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertakes to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transaction was effected.